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SEC SECU[...]SSION
SEC Mail Processing Section
FEB 29 20[...]
Washington, DC
125

12012908

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George McKelvey Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Washington Blvd
(No. and Street)

Sea Girt (City) New Jersey (State) 08750 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert McKelvey (732)449-5323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Ferraro, CPA
(Name – *if individual, state last, first, middle name*)

278 Route 34 (Address) Matawan (City) New Jersey (State) 07747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

[handwritten initials] 3/21

OATH OR AFFIRMATION

I, Robert McKelvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George McKelvey Co., Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert McKelvey

Signature

President

Title

Patricia A. Ranson

Notary Public

Patricia A. Ranson
Commission expires on 6-28-2016
ID # 2409972

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets

Cash	$ 74,870
Receivable from clearing organization	9,151
Receivables from investment advisory fees	1,440,049
Temporary investments	18,786
Securities pledged under subordination agreement	300,000
Furniture and equipment, at cost, less accumulated depreciation of $147,405	16,370
Other assets	73,579
	$ 1,932,805

Liabilities and Stockholders' Equity

Liabilities:	
Unearned investment advisory fees	$ 1,171956
Accounts payable, accrued expenses and other liabilities	117,927
	1,289,883
Commitments, contingencies and guarantees	
Subordinated borrowings	300,000
Stockholders' equity	
Common stock, $.10 par value, authorized 2,500 shares, Issued 100 shares	25,000
Paid-in capital	48,167
Retained earnings	269,755
Total stockholders' equity	342,922
	$ 1,932,805

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets

Cash	$ 74,870
Receivable from clearing organization	9,151
Receivables from investment advisory fees	1,440,049
Temporary investments	18,786
Securities pledged under subordination agreement	300,000
Furniture and equipment, at cost, less accumulated depreciation of $147,405	16,370
Other assets	73,579
	$ 1,932,805

Liabilities and Stockholders' Equity

Liabilities:	
Unearned investment advisory fees	$ 1,171956
Accounts payable, accrued expenses and other liabilities	117,927
	1,289,883
Commitments, contingencies and guarantees	
Subordinated borrowings	300,000
Stockholders' equity	
Common stock, $.10 par value, authorized 2,500 shares, Issued 100 shares	25,000
Paid-in capital	48,167
Retained earnings	269,755
Total stockholders' equity	342,922
	$ 1,932,805

The accompanying notes are an integral part of these financial statements.